Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Michael N. HAMMES
Date of last notice	20 March 2008

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	13 March 2009

No. of securities held prior to change
•  1,800 ADRs, equivalent to a holding of 9,000 ordinary shares/CUFS, held on account for the following beneficial owners:
•  800 ADRs for Michael N Hammes and Lenore L Hammes; and
•  1,000 ADRs for Michael N Hammes and
•  6,859 ordinary shares/CUFS registered in the name of Michael N Hammes and Lenore L Hammes.

Class	Ordinary Shares/CUFS

Number acquired	5,605

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,880.96

+ See chapter 19 for defined terms.

11/3/2002 Appendix 3Y	Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•  Indirect interest in ordinary shares/CUFS held in the form of 1,800 ADRs, equivalent to a holding of 9,000 fully paid ordinary shares/CUFS. The registered holder is The Bank of New York and they are held on account for the following beneficial owners:
•  800 ADRs for Michael N Hammes and Lenore L Hammes; and
•  1,000 ADRs for Michael N Hammes; and
•  12,464 ordinary shares/CUFS registered in the name of Michael N Hammes and Lenore L Hammes.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade pursuant to the Supervisory Board Share Plan.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002